Conversion Services International, Inc.

April 9, 2007

VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Washington, D.C. 20549

Attn:	Mark P. Shuman, Branch Chief - Legal
Maryse Mills-Apenteng

Re:	Conversion Services International, Inc.
Preliminary Information Statement on Schedule 14C
Filed on March 8, 2007
File No. 0-52412

Ladies and Gentlemen:

On behalf of Conversion Services International, Inc. (the “Company”), we are electronically transmitting hereunder one conformed copy of Amendment No. 1 (“Amendment No. 1”) to the Information Statement on Schedule 14C (the “Information Statement”). Marked courtesy copies of this filing are being sent via overnight mail to Mark P. Shuman and Maryse Mills-Apenteng.

This letter is being filed in response to the Staff’s comments to the Information Statement filed March 8, 2007. The Staff’s comments are set forth in a letter from Mark P. Shuman, Branch Chief - Legal, addressed to Scott Newman, President, Chief Executive Officer and Chairman of the Company, dated March 26, 2007.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response.

Schedule 14C

Authorized Common Stock Increase and the Transaction

1.
The actions to be taken described in the Information Statement concern shareholder approval for the issuance of senior securities. As such, Item 11 of Schedule 14A is applicable and the information specified by paragraph (c) should be included in the Information Statement or incorporated by reference in a manner consistent with Item 13(b) of Regulation 14 A. Please advise or revise.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

2.
Please revise the presentation of information regarding the increase in common stock on the one hand and the Transaction, on the other. As presently drafted, you provide a single heading titled Authorized Common Stock Increase and the Transaction on page 3. The discussion relating to the increase in authorized common stock then continues on page 7 under the title Purpose and Material Effects of the Stockholder Action. Since you are undertaking two actions, please revise the format to discuss all the aspects of the increase in shares under one subheading and all of the materials terms of the Transaction, including a discussion of the background to the Transaction, under a separate, appropriate subheading.

Conversion Services International, Inc.
100 Eagle Rock Avenue • East Hanover, NJ 07936
973.560.9400 • www.csiwhq.com

Conversion Services International, Inc.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

3.
Please expand the Transaction discussion on page 3 to describe your historical relationships with the investors receiving the convertible promissory notes and warrants. In addition, please include a discussion of your relationships with your debtors Laurus Master Fund and the Sands Funds and describe more specifically your reference to the “certain debt” that is owed them. A description of the material terms of the amendments to your agreements with those entities, which provides for final payments on outstanding loans, appears to be warranted. We note that you state that money received from the convertible promissory note “has been or will be used” to retire “certain debt” owed to these entities. You also state on page 8 that a final payment to satisfy the Overadvance Side Letter with Laurus was paid. Please quantify the debts and identify what portions of the funds from the promissory note have been used to pay the debts.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

4.
Please expand the discussion in greater detail all of the material terms of the convertible promissory note and warrants. For instance, disclose identifying information regarding the transaction such as the transaction date, the name of the investors’ representative and include other material terms such as the maturity date of the note and the exercise period for the warrants. Further, disclose the conversion price at $0.30 per share as well as concise information about the circumstances in which the conversion rate will be adjusted, and the impact of the adjustment provisions on the number of shares issuable under the note.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

5.	Quantify the potential dilutive effect on stockholders of the private placement transaction.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.

If you have any questions, please contact the Company’s Vice President, General Counsel and Secretary, Lawrence F. Metz, Esq. at 973-560-9400, or Douglas S. Ellenoff, Esq. or Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at 212-370-1300.

Very truly yours,

CONVERSION SERVICES INTERNATIONAL, INC.

By:	/s/ Scott Newman
Scott Newman
President, Chief Executive Officer and Chairman

Conversion Services International, Inc.
100 Eagle Rock Avenue • East Hanover, NJ 07936
973.560.9400 • www.csiwhq.com